

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

November 9, 2017

John Blaisure
Chief Executive Officer
Max Sound Corporation
8837 Villa La Jolla Drive, Unit 12109
La Jolla, California, 92037

> **Re:** **Max Sound Corporation**
> **Preliminary Information Statement on Schedule 14C**
> **Filed October 10, 2017**
> **File No. 000-51886**

Dear Mr. Blaisure:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor
Office of Information Technologies
and Services